FELDMAN WEINSTEIN LLP
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Lounsberry Holdings III, Inc. (the “Company”)

Ladies and Gentlemen:

On behalf of the Company, we transmit to you the company’s EDGAR filing of Company’s registration statement on Form 10-SB. Please feel free to contact the undersigned with any questions concerning this filing.

Very truly yours,

/s/ David N. Feldman
David N. Feldman